RMS

18008620

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8-51550

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/17 (MM/DD/YY) AND ENDING 06/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avondale Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3102 West End Avenue, Suite 1100

(No. and Street)

Nashville	Tennessee	37203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel D. Oertling 615-467-3514

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KraftCPAs PLLC

(Name – *if individual, state last, first, middle name*)

555 Great Circle Road	Nashville	TN	37228
(Address)	(City)	(State)	(Zip Code)

Securities and Exchange Commission
Trading and Markets

AUG 28 2018

RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joel D. Oertling, V.P. Finance, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avondale Partners, LLC, as of June 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

V.P. Finance

Title

ANGELA C. BATES
STATE OF TENNESSEE
NOTARY PUBLIC
DAVIDSON COUNTY

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KraftCPAs PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Executive Committee and Member
Avondale Partners, LLC
Nashville, Tennessee

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Avondale Partners, LLC (the "Company") as of June 30, 2018, and the related notes to the financial statement (collectively, the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KraftCPAs PLLC

Nashville, Tennessee
August 27, 2018

KraftCPAs PLLC • Certified Public Accountants and Consultants
555 Great Circle Road • Nashville, TN 37228 • phone: 615-242-7351 • fax: 615-782-4271 • kraftcpas.com

AVONDALE PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2018

ASSETS

Cash	$ 412,368
Deposit with and receivable from clearing broker	796,279
Receivables from clients	2,644
Receivables from related parties	10,716
Receivable from employee	12,812
Prepaid expenses and other assets	68,889
Furniture, equipment and improvements - at cost, less accumulated depreciation	1,395
TOTAL ASSETS	$ 1,305,103

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 257,488
TOTAL LIABILITIES	257,488
MEMBER'S EQUITY	1,047,615
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,305,103

The accompanying notes are an integral part of the financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Avondale Partners, LLC (the "Company") is a Tennessee limited liability company, which is wholly owned by Avondale Group, LLC, a Tennessee limited liability company.

The Company operates as a securities broker-dealer providing investment banking, equity capital markets and wealth management services to its institutional and retail clients. The Company is headquartered in Nashville, Tennessee, with offices in St. Louis and San Francisco.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year

The Company uses a June 30 fiscal year for financial statement purposes. Tax returns are filed on a December 31 calendar year basis.

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting, in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Receivables

The Company estimates an allowance for doubtful accounts on receivables, which may not be fully collectible, based on the length of time an account is past due and an assessment of the ability to pay. Accounts determined to be uncollectible are charged off against the allowance in the period of determination. The Company considers all receivables at year end to be fully collectible; accordingly, no allowance for doubtful accounts has been recorded.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Transactions

The Company's trading activities are recorded on a trade date basis. The Company's trading activities are cleared through National Financial Services, LLC.

Furniture, Equipment and Improvements

Furniture, equipment and improvements are recorded at cost. Depreciation is computed on an accelerated method over the estimated useful lives of the assets, which range from 1½ to 7 years, or over the term of the lease (if shorter) for leasehold improvements.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets are reported at net unamortized cost. Prepaid assets are amortized by the straight-line method over the life of the asset.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, all taxable income, gains and losses of the Company are passed through to the member. The Company is only liable for state income taxes. The Company files state income tax returns in the States of Tennessee, California, Kansas, and Alabama. U.S. state jurisdictions have statutes of limitations that generally range from three to five years.

Temporary differences between the financial statement and income tax bases of the Company's assets and liabilities are not significant. Accordingly, deferred state income taxes have not been provided.

Management performs an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. Management has performed its evaluation of all income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the "more likely than not" standard. Accordingly, there are no provisions for income taxes, penalties, or interest receivable or payable relating to uncertain income tax positions in the accompanying financial statements.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Events Occurring after Reporting Date

The Company has evaluated events and transactions that occurred between June 30, 2018 and August 27, 2018, the date the statement of financial condition was available to be issued, for possible recognition or disclosure in the statement of financial condition.

NOTE 3 - CONCENTRATIONS OF RISK

The Company maintains cash balances at financial institutions whose accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. The Company's cash balances generally exceed statutory limits. The Company has not experienced any losses in such accounts and management considers this to be a normal business risk.

The Company also has an account with a broker-dealer that is the custodian of the Company's securities and a portion of its cash and is covered by the Securities Investor Protection Corporation ("SIPC"). SIPC protects each customer's account up to $500,000, limited to $250,000 on claims for cash. Accounts held by the broker-dealer are also covered through Lloyd's of London. Under this program, cash is covered up to $2,150,000 and fully paid securities are not subject to any dollar amount limitation. The SIPC and additional protection do not insure against market risk.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company's policy is periodically to review the credit standing of each counterparty.

The Company routinely sells securities that it does not currently own and, therefore, will be obligated to purchase such securities at a future date. Accordingly, the Company will incur a loss if the market value of the securities is higher at the purchase date.

NOTE 4 - RECEIVABLE FROM EMPLOYEE

The Company has a $12,812 note receivable from an employee with a variable interest rate (2.32% at June 30, 2018) that corresponds to the Applicable Federal Short-Term Rate. The principal and interest on this note is due on demand; however, based on the intent of the parties, amortization of the balance will occur over time through periodic payments. The Company received note reduction payments totaling $21,886 in 2018. The balance of the note was paid July 11, 2018.

NOTE 5 - PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets consist of the following at June 30, 2018:

Prepaid rent	$ 4,564
Prepaid communications and data	2,968
Prepaid insurance and medical benefits	15,998
Prepaid taxes, licenses and assessments	31,770
Deposits	8,613
Miscellaneous other prepaid expenses	4,976
	$ 68,889

NOTE 6 - FURNITURE, EQUIPMENT AND IMPROVEMENTS

Furniture, equipment and improvements consist of the following at June 30, 2018:

Furniture and fixtures	$ 198,868
Technology equipment	262,771
Office equipment	109,524
Leasehold improvements	38,093
	609,256
Less accumulated depreciation	(607,861)
	$ 1,395

NOTE 7 - TRANSACTIONS WITH AFFILIATES

As of June 30, 2018, net receivables from related parties totaled $10,716.

NOTE 8 - COMMITMENTS

The Company leases office space in St. Louis, Missouri and San Francisco, California under non-cancelable operating leases that expire at various times through March 2019. Office space at all other locations is leased on a month-to-month basis. During the year, the Company assigned its Nashville leases to J.J.B. Hilliard, W.L. Lyons, LLC. The Company subleased portions of its Nashville office location, its St. Louis office location and one of its Boston office locations to outside parties under non-cancelable sublease agreements. The Nashville subleases were included in the assignment to J.J.B. Hilliard, W.L. Lyons, LLC, the St. Louis sublease expires in March 2019, and the Boston sublease expired in October 2017.

Certain of the leases provide for escalating rental rates over the lease term and/or a build-out allowance for leasehold improvements made by the Company. Rental expense pertaining to these leases is recognized on the straight-line method over the lease term.

The Company also subscribes to communication and data services and leases office equipment under cancelable contracts that expire over the next two fiscal years.

As of June 30, 2018, aggregate future lease and sublease commitments are as follows:

Year Ending June 30,	Total Lease Commitments	Sublease Commitments	Net Commitment
2019	139,170	(22,405)	116,765
2020	19,995	-	19,995
Total	$ 159,165	$ (22,405)	$ 136,760

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at June 30, 2018, and were subsequently settled had no material effect on the statement of financial condition as of that date.

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At June 30, 2018, the Company had regulatory net capital of $951,159, which was $933,993 in excess of its required net capital of $17,166. The Company's percentage of aggregate indebtedness to net capital ratio was 27%.

NOTE 10 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following as of June 30, 2018:

Accounts payable - trade	$ 16,965
Accounts payable - clearing brokers	12,321
Accrued bonuses and payroll	75,816
Accrued rent	20,521
Accrued professional and finder fees	67,856
Unearned income	36,234
Other accrued expenses	27,775
	$ 257,488

NOTE 11 - EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) plan for the benefit of employees.

NOTE 12 - MANAGEMENT PLANS

In March 2017, the Company exited the equity research and institutional sales and trading business, which was its least profitable area of the business. Management focused their efforts on the wealth management and investment banking segments of their business. In addition to the increased efforts on profitable divisions of their business, the Company made significant cuts in expenses and explored subletting portions of their office space under lease. In April 2018, the investment banking division was absorbed by another broker-dealer.

NOTE 12 - MANAGEMENT PLANS (CONTINUED)

Effective April 30, 2018, the main office lease of the Company was assigned to the same broker-dealer. Most of the remaining wealth management personnel were absorbed by the aforementioned broker-dealer after June 30, 2018. As of June 30, 2018, most other leases of the Company had been either cancelled, assigned or subleased to other companies. Additional cost cutting efforts were performed prior to June 30, 2018 to enable the Company to operate with a reduction in operations and head count. In August 2018, the Company completed an investment banking transaction which resulted in approximately $670,000 of additional cash flows. As a result, management believes the Company has sufficient resources to continue operations through August 24, 2019, one year after the date the financial statements were available to be issued.

AVONDALE PARTNERS, LLC
NASHVILLE, TENNESSEE

STATEMENT OF FINANCIAL CONDITION,
FORM X-17A-5, PART III,
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JUNE 30, 2018

Filed as PUBLIC information pursuant to
Rule 17a-5(d) under the Security Exchange
Act of 1934.

Securities and Exchange Commission
Trading and Markets

AUG 2 8 2018

RECEIVED

AVONDALE PARTNERS, LLC
NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III, SUPPLEMENTARY INFORMATION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JUNE 30, 2018

CONTENTS